HellerEhrman

26 July 2005

Heller Ehrman
Solicitors and International Lawyers
海陸國際律師事務所
Simon C.M. Luk
Chairman, Hong Kong Practice
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

05010258

41585.0001

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

SUPPL

SEC MAIL RECEIVED PROCESSING
AUG - 4 2005
WASH, D.C. 199 SECTION

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-34811

Re: ChinaCast Communication Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of ChinaCast Communication Holdings Limited (the "Company"), SEC File No. 82-34811, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the Company's expands into PRC's Energy Sector - first energy customer, Liaoning Power, to use Satellite Broadband Network for monitoring and control, dated June 1, 2005, published (in English language) on the SGX public website;

(2) The Company's announcement regarding the 2005 Q1 Results Briefing, dated May 16, 2005, published (in English language) on the SGX public website;

(3) The Company's announcement regarding the aggregate value of interested person transactions entered into during the three months ended March 31, 2005, dated May13, 2005, published (in English language) on the SGX public website;

(4) The Company's announcement regarding the new appointment of Chief Financial Officer, dated May 13, 2005, published (in English language) on the SGX public website;

(5) The Company's announcement regarding the change of Chief Financial Officer, dated May 13, 2005, published (in English language) on the SGX public website;

(6) The Company's announcement regarding the the first quarter financial statement for the period ended March 31, 2005, dated May 13, 2005, published (in English language) on the SGX public website;

(7) The Company's announcement regarding resolutions passed at the annual general meeting held on April 28, 2005, dated April 28, 2005, published (in English language) on the SGX public website;

(8) The Company's announcement regarding amendment to item 7 of the letter to shareholders dated April 5, 2005 in respect of the renewal of shareholders' mandate, dated April 19, 2005, published (in English language) on the SGX public website;

(9) The Company's announcement regarding the notice of annual general meeting, dated April 5, 2005, published (in English language) on the SGX public website;

(10) The Company's announcement regarding the Company's deepens coverage of PRC's education market, dated March 9, 2005, published (in English language) on the SGX public website;

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: ChinaCast Communication Holdings Limited

HK 1020407 v1
(41585.0001)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	01-Jun-2005 12:38:56
Announcement No.	00022

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NEWS RELEASE: CHINACAST EXPANDS INTO PRC'S ENERGY SECTOR - FIRST ENERGY CUSTOMER, LIAONING POWER, TO USE SATELLITE BROADBAND NETWORK FOR MONITORING AND CONTROL
Description	
Attachments:	ChinaCast_NewsReleaseOnLiaoNingNR_1June2005.pdf Total size = **159K** (2048K size limit recommended)

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Some key benefits of using satellite broadband technology for SCADA applications include lower costs, faster deployment, wider coverage, higher reliability, easier network expansion and more value-added services.

Said Mr. Michael Santos, General Manager of the ChinaCast Enterprise Group: "We are very pleased to have Liaoning Power as our first energy customer. The energy industry, which includes the petrol, coal, gas and electricity sectors, is growing at an exponential rate to keep up with the PRC's booming economy. Our enterprise team has identified this sector as a key potential growth area for the Group."

The Liaoning project is the latest addition to the contracts under ChinaCast's high growth Enterprise Networking Services segment. The segment's other projects include Taikang Life Insurance, one of the PRC's six largest life insurers; and Hunan Post, which is expected to rollout 500 sites in the second half of 2005.

The contract is expected to contribute positively to the Group's earnings in the financial year ending 31 December 2005. None of the Directors of the Company has any interest, direct or indirect, in the aforesaid contract.

About ChinaCast

Established in 1999 and headquartered in Beijing, ChinaCast provides satellite-based broadband IT and telecom solutions to educational institutions, government agencies, Fortune 500 enterprises and multinational companies throughout the PRC and is today PRC's leading satellite distance learning services group.

ChinaCast offers its Education and Training solutions to universities and primary and middle schools (K-12). These services include broadband satellite network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses.

ChinaCast's Enterprise Networking solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout the PRC. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.

Key strategic shareholders include Hughes Network Systems (USA), Intel Capital (USA), SuneVision (HK) and Technology Venture Holdings (HK). ChinaCast went public on the Singapore Exchange on May 14, 2004.

ISSUED ON BEHALF OF	:	ChinaCast Communication Holdings Limited	
BY	:	Citigate Dewe Rogerson, i.MAGE Pte Ltd 1 Raffles Place #26-02 OUB Centre SINGAPORE 048616	
CONTACT	:	Ms Dolores Phua / Ms Angela Tan at telephone	
DURING OFFICE HOURS	:	6534-5122	(Office)
AFTER OFFICE HOURS	:	9750-8237 / 9827-5226	(Handphone)
EMAIL	:	dolores.phua@citigatedrimage.com angela.tan@citigatedrimage.com	

080/05/005/CCHL

June 1, 2005

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY/CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	16-May-2005 17:46:34
Announcement No.	00061

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	FY 2005 Q1 RESULTS BRIEFING
Description	
Attachments:	ChinaCast_AnalystPresentation16May05.pdf Total size = **153K** (2048K size limit recommended)

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ChinaCast

China's Leading Satellite Distance Learning Service Provider

FY 2005 Q1 Results Briefing

May 16, 2005


双威通讯
ChinaCast

双威
ChinaCast

Income Statement Highlights

FY2005 Q1 vs FY2004 Q1

	FY05 Q1 RMB M	FY04 Q1 RMB M	Change
Combined Group Revenue (CCH & SOE)	34.6	33.9	+2.1%
Net Profit	10.4	8.7	+19.9%
Net Profit Margin	30.1%	25.6%	+17.6%

双威 ChinaCast

Revenue by Segment

FY2005 Q1 vs FY2004 Q1

	FY2005 Q1 (RMB m)	FY2004 Q1 (RMB m)	Change
University Distance Learning	16,202	15,162	+6.9%
K-12 (Group & SOE)	18,181	18,610	-2.3%
IT Training	146	83	+176%
Enterprise	36	-	-
Group & SOE Revenue	34,565	33,855	+2.1%

双威 ChinaCast

Combined Accounts Highlights

FY2005 Q1 vs FY2004 Q1

	FY2005 Q1 (RMB m)	FY2004 Q1 (RMB m)	Change
Revenue	34,565	33,855	+2.1%
Cost of sales	13,063	10,254	+27.4%
Other Income	2,477	402	+516.2%
Selling expenses	1,364	1,734	+21.3%
Administration expenses	8,858	7,389	+19.9%
Other expenses	673	-	-
Net profit after tax	10,400	8,676	+19.9%

双威 ChinaCast

Balance Sheet Highlights

	FY2005 Q1 (RMB m)	FY2004 Q4 (RMB m)
Cash on Hand	306.5	328.7
Receivable from SOE	209.5	177.9
Total Assets	579.0	564.9
Total Current Liabilities	41.0	37.8
Total Shareholders' Equity	537.7	526.6
NAV per share	1.22*	1.19*

* Computed based on the shareholder's equity of Group as at March 31, 2005 and December 31, 2004 (based on 441.8 mil shares)

双威 ChinaCast

Key Financial Summary

- **Good financial growth against FY2004 Q1**
  - **Group revenue grew slightly by 2.1% to RMB 34.6 million**
  - **Net Profit jumped 19.9% to RMB 10.4 million**
  - **Net margins increased to 30.1%**

- **Strong balance sheet**
  - Cash balance of RMB 306.7M

双威 ChinaCast

Revenue by Segment by Quarter

RMB `000	FY2004 Q1	Q2	Q3	Q4	FY2005 05 Q1
University Distance Learning	15,162	13,687	13,693	13,854	16,202
K-12 (Group & SOE)	18,610	20,444	19,375	21,568	18,181
IT/Management Training & Solutions	83	408	2,349	796	146
Enterprise	-	314	304	310	36
Group & SOE Revenue	33,855	34,853	35,721	36,528	34,565

双威 ChinaCast

University Distance Learning Segment

双威 ChinaCast

Students enrolled under the ChinaCast platform

Total students Q1 – 82,000


No. of students
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2002Q1
2002Q3
2003Q1
2003Q3
2004Q1
2004Q3
2005Q1

Our University Customers

Beijing University of Aeronautics& Astronautics

Peking University School of Pharmaceutical Sciences

University of Science and Technology Beijing

China Medical University

South China Normal University

ShanXi Normal University

North Easten Agricultural University

NorthWestern Polytechnical University

North Easten Normal University *

China University of Mining & Technology *

* Will begin to generate revenue in 2005

双威 ChinaCast

University Distance Learning Segment
Growth Driver for FY2005

- **2 Additional Revenue Contributing Universities**
- **Tsinghua Tongfang Contract to be signed in May**
  - 6 additional university customers
  - Revenue and net profit contribution expected from June 2005

双威 ChinaCast

K-12 Segment Strategy

双威 ChinaCast

K-12 Segment

Strategy for FY2005

- Stable contribution in K-12 content distribution business (through satellite)
- Teachers.com – net profit contribution expected in 2H
- Additional revenue stream based on existing resources
  - Content sales
  - Strategic partnerships

双威 ChinaCast

IT/Management Training Courses & Solutions

双威 ChinaCast

Corporate Training/IT Services
Strategy for FY2005

- Coal Mining Industry Network – plan to increase number of participating enterprises to over 25
- Training Programs
  - Vocational & Management Training Programs - revenue sharing basis

Enterprise Segment

双威 ChinaCast

Enterprise Segment
Growth Driver for FY2005

- Hunan post contract signed and JV set up in May
  - Roll out 500 sites in 2H
  - Hardware sales and service revenue contribution
- Taikang Insurance
  - 130 training centres nationwide
- New market penetration
  - Entrance into energy sector – trial site to be set up in Q2

双威 ChinaCast



ChinaCast Enterprise Services Strategy
Vertical Markets
Healthcare
Education
Lottery Retail Auto
Energy
Banks, Posts, Insurance
Government SOE
ChinaCast Broadband Platform
Serving multiple vertical markets with IT/telecom services, applications & multimedia content
Solutions
Connectivity
Web Applications
Content Delivery
Third Party Services
E-Learning
Transponders
Leased Lines
Wireless
Browsing
Web Caching
Email
Music, Video
Digital Content
Credit Card, POS,
ERP, CRM,
Videoconference
Career Education,
English, Vocational
Training
双威 ChinaCast

2005 Growth Drivers - Summary

- **PRC education and training market potential – education/training is fundamental to continued growth**
  - Continue to grow and strengthen our market leadership in the university distance learning space
  - Maintain K-12 revenue and grow through content sales, Teacher.com
  - Corporate training through mining industry network, vocational training programs
- **Satellite connectivity for large local enterprises and MNCs**
  - Full commercial launch of enterprise IT/Telecom services in 2H 2005
  - New services including videoconferencing, VOIP, disaster recovery services
- **Actively exploring strategic alliances, mergers and acquisitions to accelerate growth**

双威 ChinaCast


Thank You
Q & A
双威
ChinaCast

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	13-May-2005 20:59:49
Announcement No.	00165

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE 3 MONTHS ENDED 31 MARCH 2005
Description	
Attachments:	ChinaCast_AggregateIPTValue_1QFY2005.pdf Total size = **19K** (2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED

AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE 3 MONTHS ENDED 31 MARCH 2005

Pursuant to Rule 920 of the SGX-ST Listing Manual, ChinaCast Communication Holdings Limited (the "Company") wishes to announce that the aggregate value of interested person transactions entered into by the Company and/or its subsidiaries during the 3 months ended 31 March 2005, are as follows:-

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-)
ChinaCast Co., Ltd ("CCL")		(a) Service fee paid by CCL to the Group under a technical service agreement between the parties: RMB143,746 (b) Satellite usage platform fee paid by the Group to CCL under a revenue and cost allocation agreement between the parties: RMB1,665,042 (c) Costs reimbursed to CCL by the Group under a revenue and cost allocation agreement between the parties: RMB891,593
ChinaCast Li Xiang Co., Ltd ("CCLX")		(a) Service fee paid by CCLX to the Group under a technical service agreement between the parties: RMB9,092,168 (b) Costs reimbursed to CCLX by the Group under a revenue and cost allocation agreement between the parties: RMB2,177,051 (c) Financial support rendered to CCLX by the Group under a technical service agreement between the parties as at 31 March 2005: RMB209,512,491

Technology Venture Holdings Limited ("TVH")	Mr. Ron Chan and Mr. Cliff Chow had spent approximately 75% and 70% of their respective total working time on the Group's affairs. The Audit Committee is of the view that the remuneration payments to Messrs Ron Chan and Cliff Chow are in accordance with the respective agreements dated 31 January 2004 between the Company, TVH, Ron Chan and Cliff Chow.	

Submitted by Antonio Sena, Company Secretary on 13/5/2005 to the SGX

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Announcement of Appointment of Chief Financial Officer *	
* Asterisks denote mandatory information	

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	13-May-2005 20:54:01
Announcement No.	00163

>> Announcement Details

The details of the announcement start here ...

Date of Appointment *	13-05-2005
Name *	ANTONIO SENA
Age *	50
Country of principal residence *	Singapore
Whether appointment is executive, and if so, area of responsibility *	Executive appointment, overall responsibility for the Company's accounting and financial functions.
Job Title	CHIEF FINANCIAL OFFICER
Working experience and occupation (s) during the past 10 years *	April 2003 – Nov 2004: Director of Accontrolle Management Services 1996 – 2003: Chief Financial Officer (Asia Pacific) of Fujitsu PC Asia Pacific Pte Ltd 1990 –1996: Finance Director of Byron Richfield Group
Shareholding * in the listed issuer and its subsidiaries *	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Nil
Conflict of interest *	Nil

>> Other Directorship#

These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	Nil
Present	Best Destiny Limited (incorporated in Hong Kong) Silverlink Industrial Limited (incorporated in Hong Kong) Bonity Property Limited (incorporated in the BVI) Bonity Property Holdings Limited (incorported in Bermuda)

>> Information required under Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	• No
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in	• No

Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futurues industry in Singapore or elsewhere, in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	13-May-2005 20:52:21
Announcement No.	00162

>> Announcement Details
The details of the announcement start here ...

Announcement Title * CHANGE OF CHIEF FINANCIAL OFFICER

Description

The Board of Directors of ChinaCast Communication Holdings Limited wishes to announce that Mr Antonio Sena has been appointed as Chief Financial Officer of the Company with effect from 13 May 2005 in place of Mr Chow Siu Lam, Cliff who has resigned and remained as a consultant to the Company.

The Board of Directors would like to take this opportunity to express its gratitude to Mr Chow for his contributions to the Company and to wish him every success in his future endeavours.

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First Quarter * Financial Statement And Dividend Announcement	
* Asterisks denote mandatory information	

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	13-May-2005 20:56:55
Announcement No.	00164

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	31-03-2005

Attachments:

ChinaCast_1QFY2005ResultsAnnouncement.pdf
Total size = **159K**
(2048K size limit recommended)

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PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group (Actual) 1QFY2005 RMB'000	Group (Proforma) 1QFY2004 RMB'000	% change +/(-)
Revenue	18,167	18,523	(1.92)
Cost of sales	(7,669)	(8,179)	(6.24)
Gross profit	10,498	10,344	1.49
Service fee(Note A)	9,236	6,785	36.12
Other income	2,425	393	517.05
Selling expense	(815)	(1,031)	(20.95)
Administrative expense	(7,676)	(4,784)	60.45
Profit from operations	13,668	11,707	16.75
Finance costs	(5)	(241)	(97.93)
Other expense	(650)	-	
Profit before income tax	13,013	11,466	13.49
Income tax expense	(2,613)	(2,790)	(6.34)
Net profit for the period	10,400	8,676	19.87
Attributable to			
Equity holders of the parent	10,400	8,676	
Minority interest	-	-	
	10,400	8,676	

Explanatory notes

(1) The Company was incorporated in Bermuda on 20 November 2003 and was formed as a result of the restructuring exercise (the "Restructuring Exercise") as described in the prospectus of the Company dated 30 April 2004 (the "Prospectus"). Actual results are derived after the Company had completed the Restructuring Exercise.

(2) (A) For the purpose of this announcement, the proforma financial statements of the Group for the 3 months ended 31 March 2004 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(B) The proforma income statement of the Group, because of their nature, may not give a true picture of the actual financial results of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

Notes to Income Statement:

(A) The Group had entered into technical service agreements with each of ChinaCast Co., Ltd ("CCL") and ChinaCast Li Xiang Co., Ltd. ("CCLX") (collectively, the "Satellite Operating Entities" or "SOE"), pursuant to which the Group provides SOE with certain technical services and ancillary equipment in connection with their satellite communication businesses. As compensation, the Group receives a service fee that equals the difference between SOE's total monthly revenues net of respective operating expenses.

The following details have been extracted from the financial statements of the SOE, which has been prepared in accordance with International Financial Reporting Standards and adjusted for the purpose of preparing the Group financial information:

	1QFY2005 RMB'000	1QFY2004 RMB'000	% change +/(-)
Revenue	16,398	15,332	6.95
Cost of sales	(6,967)	(3,825)	82.14
Gross profit	9,431	11,507	(18.04)
Other operating income	1,573	1,750	(10.11)
Interest income	52	9	477.78
Selling expense	(549)	(703)	(21.91)
Administrative expense	(1,182)	(2,605)	(54.63)
Other expense	(23)	-	
Income tax expense	(66)	(3,173)	(97.92)
Service fee to the Group	9,236	6,785	36.12

(B) The following table shows the combined income statements of the Group and the SOE assuming the results of the Group and the SOE can be combined and after eliminating the transactions between the 2 groups. The combined result would provide a more meaningful financial performance of the Group.

	Combined Group and SOE (Actual) 1QFY2005 RMB'000	Combined Group and SOE (Proforma) 1QFY2004 RMB'000	% change +/(-)
Revenue	34,565	33,855	2.10
Cost of sales	(13,063)	(10,254)	27.39
Gross profit	21,502	23,601	(8.89)
Other income	2,477	402	516.17
Selling expense	(1,364)	(1,734)	(21.34)
Administrative expense	(8,858)	(7,389)	19.88
Profit from operations	13,757	14,880	(7.55)
Finance costs	(5)	(241)	(97.93)
Other expense	(673)	-	
Profit before income tax	13,079	14,639	(10.66)
Income tax expense	(2,679)	(5,963)	(55.07)
Net profit for the period	10,400	8,676	19.87

(C) The profit before income tax includes the following charges (credits):

	Group (Actual) 1QFY2005 RMB'000	Group (Proforma) 1QFY2004 RMB'000
Depreciation of property, plant and equipment	674	609
Interest expense to related parties	-	234
Interest on borrowings	5	7
Foreign exchange loss	4	13
Share option expense	650	-
Other income including interest income	(2,425)	(393)

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

	Group (Actual) As at 31/3/2005 RMB'000	Group (Actual) As at 31/12/2004 RMB'000	Company (Actual) As at 31/3/2005 RMB'000	Company (Actual) As at 31/12/2004 RMB'000
ASSETS				
Current assets:				
Cash and bank balances	306,550	328,718	-	-
Trade receivables	16,240	15,077	-	-
Other receivables and prepayments	8,464	9,832	146	-
Amount due from related parties-non trade	406	411	-	-
Total current assets	331,660	354,038	146	-
Non-current assets:				
Investment in subsidiaries	-	-	219,146	219,146
Due from subsidiary	-	-	237,714	238,626
Amount due from related parties-non trade	209,512	177,926	-	-
Property, plant and equipment	10,224	5,522	-	-
Deposit for acquiring PP&E	26,109	25,839	-	-
Deferred tax assets	1,508	1,552	-	-
Total non-current assets	247,353	210,839	456,860	457,772
Total assets	579,013	564,877	457,006	457,772
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Current portion of bank loan	-	60	-	-
Trade payables	2,200	-	-	-
Other payables	1,742	2,202	548	567
Tax payable	36,915	35,392	-	-
Amount due to related parties-non trade	-	-	-	-
Current portion of finance lease	155	155	-	-
Total current liabilities	41,012	37,809	548	567
Non-current liabilities:				
Bank loan	-	80	-	-
Finance lease	310	348	-	-
Amount due to related parties-non trade	-	-	-	-
Total non-current liabilities	310	428	-	-
Equity attributable to equity holders of parent	537,691	526,640	456,458	457,205
Minority interest	-	-	-	-
Total equity	537,691	526,640	456,458	457,205
Total liabilities and shareholders' equity	579,013	564,877	457,006	457,772

Explanatory Note:

(1) For the purpose of this announcement, the balance sheet of the Group as at 31 March 2005 and 31 December 2004 have been prepared based on the actual Group structure.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 31 March 2005		As at 31 December 2004	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
155	-	215	-

Amount repayable after one year

As at 31 March 2005		As at 31 December 2004	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
310	-	428	-

Details of any collateral

The Group's obligation under a finance lease is secured by the lessor's charge over the leased asset. As at 31 March 2005, the current portion and non-current portion of the finance lease amounted to approximately RMB155,000 and RMB310,000 respectively.

1(c) **A cash flow statement (for the group), together with a comparative statement for the *corresponding period of the immediately preceding financial year.***

	Group (Actual) 1QFY2005 RMB'000	Group (Proforma) 1QFY2004 RMB'000
Cash flows from operating activities		
Profit before income tax	13,013	11,466
Adjustments for:		
Depreciation expense	674	609
Interest income	(2,425)	(393)
Interest expense	5	241
Share option expense	650	-
Operating profit before working capital changes	11,917	11,923
Trade receivables	(1,163)	(6,971)
Other receivables and prepayments	1,098	(6,739)
Trade payables	2,200	-
Other payables	(333)	3,738
Amount due from related parties-non trade	5	5,368
Amount due to related parties-non trade	-	234
Cash from operations	13,724	7,553
Interest paid	(5)	(241)
Interest received	2,425	393
Income tax paid	(1,171)	182
Net cash from operating activities	14,973	7,887
Cash flows from investing activities:		
Advances to related parties-non trade	(31,586)	(18,193)
Purchase of property, plant and equipment	(5,376)	-
Net cash from investing activities	(36,962)	(18,193)
Cash flows from financing activities		
(Repayments of) Proceeds from borrowing	(140)	(60)
Finance lease	(39)	(39)
Net cash from financing activities	(179)	(99)
Net effect of exchange rate changes in consolidating subsidiaries	-	40
Net increase (decrease) in cash and cash equivalents	(22,168)	(10,365)
Cash and cash equivalents at beginning of period	328,718	110,673
Cash and cash equivalents at end of period	306,550	100,308

Explanatory Note:

(1) For the purpose of this announcement, the proforma cashflow statement of the Group for the 3 months ended 31 March 2004 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(2) The proforma cashflow statement of the Group, because of their nature, may not give a true picture of the actual cashflow of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Attributable to equity holders of the parent							Miniority Interest	Total equity
	Proforma Share capital	Share premium	Translation reserve	Legal reserve	Special reserve	Accumulated losses	Total		
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Group (Proforma)									
Balance at 31 December 2003	283,212	-	173	1,361	-	(51,649)	233,097	-	233,097
Net profit for the 3 months ended 31 March 2004	-	-	-	-	-	8,676	8,676	-	8,676
Transfer to legal reserve	-	-	-	531	-	(531)	-	-	-
Translation adjustment	-	-	39	-	-	-	39	-	39
Balance at 31 March 2004	283,212	-	212	1,892	-	(43,504)	241,812	-	241,812

	Attributable to equity holders of the parent							Miniority Interest	Total equity
	Share capital	Share premium	Translation reserve	Legal reserve	Special reserve	Accumulated earnings	Total		
Group (Actual)									
Balance at 31 December 2004	292,235	166,572	(20)	2,373	39,146	26,334	526,640	-	526,640
Net profit for the 3 months ended 31 March 2005	-	-	-	-	-	10,400	10,400	-	10,400
Share option expense to Special reserve	-	-	-	-	650	-	650	-	650
Transfer to legal reserve	-	-	-	876	-	(876)	-	-	-
Translation adjustment	-	-	-	-	-	-	-	-	-
Balance at 31 March 2005	292,235	166,572	(20)	3,249	39,796	35,858	537,690	-	537,690
Company (Actual)									
Balance at 31 December 2004	292,235	166,572	-	-	-	(1,602)	457,205	-	457,205
Share option expense to Special reserve	-	-	-	-	650	-	650	-	650
Net profit for the 3 months ended 31 March 2005	-	-	-	-	-	(1,397)	(1,397)	-	-
Balance at 31 March 2005	292,235	166,572	-	-	650	(2,999)	456,458	-	456,458

Explanatory Note:

(1) For the purpose of this announcement, the statement of changes in equity of the proforma Group for the 3 months ended 31 March 2004 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(2) The proforma statement of changes in equity of the Group, because of their nature, may not give a true picture of the actual changes in equity of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Share Capital:

There were no changes to the Company's share capital for the 3 months ended 31 March 2005.

Share Options:

As at 31 March 2005, there were unexercised share options for 26,110,000 unissued ordinary shares (31 March 2004 : 26,110,000).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The accounting policies and methods of computation adopted for the current reporting period are consistent with the most recently audited financial statements for the year ended 31 December 2004 except the Group has adopted the new and revised International Financial Reporting Standards ("IFRSs"), which are effective for the first time for the current period's financial statements. The adoption of those new and revised IFRSs did not result in changes to the Group's and the Company's accounting policies except as disclosed in paragraph 5.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

The Adoption of IFRS 2 "Share-based Payment" has resulted in a change in accounting policy for share-based payments. The Group's Employee Share Option Scheme (the "ESOS") is an equity-settled, share-based compensation plan. Prior to the adoption of IFRS 2, the share-based compensation to the Group's employees did not result in a charge to the income statement. IFRS 2 requires the Group and the Company to recognize an expense in the income statement with a corresponding increase in equity for share options granted under the ESOS after 22 November 2002 and not vested by 1 January 2005. The total amount to be recognized as an expense in the income statement is determined by reference to the fair value of share options at the date of the grant and the number of share options to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of share options that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to equity over the remaining vesting period. The adoption of IFRS 2 resulted in a share-option expense of RMB650,000 for 1QFY2005. The comparative figures have not been restated because all the options under the ESOS were granted at the end of 1QFY2004.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group (Actual) 1QFY2005	**Group (Proforma) 1QFY2004**
Earnings per share (EPS) in RMB cents		
(i) Based on weighted average number of ordinary shares in issue*	2.35	2.62
(ii) On a fully diluted basis**	2.26	2.46

*The calculation of earnings per share for the actual results for the 3 months ended 31 March 2005 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares. For comparative purposes, earnings per share for the proforma results for the 3 months ended 31 March 2004 has been calculated based on the net profit attributable to shareholders and the pre-invitation issued share capital of 331,316,501 shares.

** For the purpose of computing diluted EPS, the number of shares is based on the weighted average number of ordinary shares in issue disclosed above and after adjusting for the effect of dilutive share options.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**

(a) current financial period reported on; and
(b) immediately preceding financial year.

	Group (Actual) As at 31/3/2005	**Group (Proforma) As at 31/12/2004**	**Company As at 31/3/2005**	**Company As at 31/12/2004**
Net asset value per share in RMB	1.22	1.19	1.03	1,04

Net asset value per ordinary share was computed based on (1) the shareholder's equity of our Group/Company as at 31 March 2005 and 31 December 2004 and (2) the share capital of 441,816,501 shares as at 31 March 2005 (31 December 2004: 441,816,501 shares).

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Review of Operating results

As the combined results of the Group and the SOE provides a more meaningful review of the financial performace of the whole Group, the following discussion of the performance of the Group is also based on the combined results of the Group and the SOE (assuming they can be combined and after eliminating transactions between the Group and SOE), which is shown in note (B) to the income statement in paragraph 1(a). A breakdown of the combined revenue is shown below.

	1QFY2005 RMB'000	1QFY2004 RMB'000
Revenue of the Group		
K-12 and content delivery	18,167	18,523
Revenue of the SOE		
University Distance Learning Solutions	16,202	15,162
IT/Management Training Courses and Solutions	146	83
K-12 Distance Learning and Educational Content Solutions	14	87
Enterprise Networking Products and Services	36	-
Sub-total	16,398	15,332
Sum of the Group's and SOE's revenue	34,565	33,855

The sum of the revenue of the Group and that of the SOE for 1QFY2005 amounted to RMB34.6 million representing an increase of 2.1% compared to the corresponding period in the previous year. Compared to 1QFY2004, revenue of the Group, which is from the K-12 and content delivery segment, decreased slightly by approximately 1.9% from RMB18.5 million to RMB18.2 million. The SOE recorded a modest increase in its revenue from RMB15.3 million in 1QFY2004 to RMB16.4 million in 1QFY2005, which was mainly attributable to the increase in revenue from the University Distance Learning Solutions business segment. Revenue from this segment increased from RMB15.2 million in 1QFY2004 to RMB16.2 million in 1QFY2005 mainly due to the increase in student enrolment for distance learning. Total students enrolled for distance university education increased from approximately 71,000 as at the end of 1QFY2004 to approximately 82,000 as at the end of 1QFY2005. Revenue from the IT/Management Training Courses and Solutions segment increased from RMB83,000 in 1QFY2004 to RMB146,000 in 1QFY2005. Revenue from the Enterprise Networking Products and Services segment amounted to RMB36,000 in 1QFY2005, all of which were hardware sales.

Cost of sales of the Group decreased slightly by 6.2% from RMB8.2 million in1QFY2004 to RMB7.7 million in 1QFY2005. Gross profit margin increased slightly by approximately 1.9 percentage points, from 55.8% in 1QFY2004 to 57.8% in 1QFY2005. The combined cost of sales of the Group and SOE increased by 27.4% from RMB10.3 million in 1QFY2004 to RMB13.1 million in 1QFY2005. This increase was mainly due to the increase in the cost of materials as the proportion of hardware sales increased.

The Group received a service fee of RMB9.2 million in 1QFY2005 as compared to a service fee of RMB6.8 million in 1QFY2004 which included a one-off tax charge of RMB3.2 million. The significant increase in other income from RMB0.4 million in 1QFY2004 to RMB2.4 million in 1QFY2005 was mainly due to the increase in interest income derived from the increase in bank balances after the listing.

The Group's selling expenses dropped considerably from RMB1.0 million in 1QFY2004 to RMB0.8 million in 1QFY2005, as there were more marketing activities in 1QFY2004 in preparation for the listing of the Group. As a result, the combined selling expenses of the Group and SOE also dropped considerably from RMB1.7 million in 1QFY2004 to RMB1.4 million in 1QFY2005.

The Group's administrative expenses increased by 60.5% from RMB4.8 million in 1QFY2004 to RMB7.7 million in 1QFY2005. The combined administrative expenses of the Group and SOE increased by 19.9% from RMB7.4 million in 1QFY2004 to RMB8.9 million in 1QFY2005. The increase was due to the expansion of the Group's business operation as well as additional costs associated with being a public company.

Finance costs decreased significantly by 97.9% from RMB0.24 million in 1QFY2004 to RMB5,000 in 1QFY2005. This decrease was mainly due to the decrease in loans from a shareholder and a director as a result of repayment of their debts.

Other expenses of RMB65.0 is made up entirely of share-option expense as a consequent of adopting IFRS 2.

Overall, profit before income tax has increased from RMB11.5 million in 1QFY2004 to RMB13.0 million in 1QFY2005, representing an increase of 13.5%. The increase in the profit before tax was mainly due to the service fee we received from the SOE which managed to expand its business in the University Distance Learning Solutions business segment. Net profit increased from RMB8.7 million in 1QFY2004 to RMB10.4 million in 1QFY2005, representing an increase of 19.9%.

Financial Position

Cash and bank balances decreased from RMB328.7 million as at 31 December 2004 to RMB306.6 million as at 31 March 2005 mainly as a result of the increase in financial support to SOE to expand its business. Account receivable increased slightly by 7.7% from RMB15.1 million as at 31 December 2004 to RMB16.2 million as at 31 March 2005. Prepayment and other receivable and deposit decreased slightly from RMB35.7 million as at 31 December 2004 to RMB34.6 million as at 31 March 2005. Net tangible assets as at 31 March 2005 totaled RMB537.7 million (31 December 2004: RMB526.6 million). This represented an increase of 2.1% from the net tangible assets as at 31 December 2004.

Financial support to SOE

From 31 December 2004 to 31 March 2005, the Group extended further advances amounting to RMB31.6 million to the SOE to finance its working capital, which raised the amount due from SOE from RMB177.9 million as at 31 December 2004 to RMB209.5 million as at 31 March 2005. Account Receivable of the SOE amounted to RMB15.9 million as at 31 March 2005,representating an increase of 1.4% to the account receivable of RMB14.5 million as at 31 December 2004. Inventory of the SOE increased from RMB7.7million as at 31 December 2004 to RMB11.0 million as at 31 March 2005 and the gross value of equipment increased from RMB78.5 million as at 31 December 2004 to RMB92.6 million as at 31 March 2005.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

On the University Distance Learning service front, the joint venture with Tsinghua Tongfang is being set up. We expect it will be in operation in 2QFY2005 and start to contribute to our bottom line. This venture will bring to us 6 additional university customers making a total of 14 revenue generating university customers.

The K-12 Distance Learning and Educational Content Solution segment, being an established and mature segment for the Group, is expected to be generating stable business for the Group.

The Enterprise Networking Products and Services segment, which commenced marketing operations in FY2004, is progressing well. The joint venture in relation to the Hunan postal system project has been set up and we expect revenues from this project in the second half of FY2005.

After the insurance sector and the postal system sector, we are also making inroads into the electricity sector. We are in the final negotiation stage with our first customer in the electricity sector, who will install a satellite-based communication system to monitor and control its power grid. Electricity companies are finding ways to improve efficiency, minimize wastage and maintain a reliable grid. This creates sales opportunities for our satellite-based communication platform. We are currently ramping up our sales effort and would like to acquire more customers in this sector.

The new DirecWay satellite hub upgrade for the two-way broadband satellite services has been successfully installed in the newly established Satellite Network Operations Center in Beijing. This enables us to provide private IP and VPN network solutions for the enterprise market.

Barring any unforeseen circumstances, the Directors of the Group are confident of the continuing growth and profitability of the Group in FY2005.

11. **Dividend**

(a) Current Financial Period Reported On
None

Name of Dividend	Not Applicable
Dividend Type	
Dividend Amount per Share (in cents)	
Optional:- Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(b) Corresponding Period of the Immediately Preceding Financial Year
None.

Name of Dividend	Not Applicable
Dividend Type	
Dividend Amount per Share (in cents)	
Optional:- Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

No dividends have been recommended.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

Not applicable.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Not applicable.

15. A breakdown of sales.

Not applicable.

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Not applicable.

BY ORDER OF THE BOARD

Yin Jianping
Chairman
13/5/2005

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Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	28-Apr-2005 12:51:50
Announcement No.	00022

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Announcement Title *	RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING HELD ON 28 APRIL 2005
Description	Pursuant to Clause 704(14) of the SGX Listing Manual, the Board of Directors of ChinaCast Communication Holdings Limited (the "Company") is pleased to announce that at the Annual General Meeting ("AGM") of the Company held at 10.00 a.m on 28 April 2005, all the resolutions set forth in the notice of AGM dated 5 April 2005 were passed by the shareholders of the Company.
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Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	19-Apr-2005 18:57:38
Announcement No.	00077

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Announcement Title *

AMENDMENT TO ITEM 7 OF THE LETTER TO SHAREHOLDERS DATED 5 APRIL 2005 IN RESPECT OF THE RENEWAL OF SHAREHOLDERS' MANDATE

Description

The Board of Directors of ChinaCast Communication Holdings Limited (the "Company") refer to the Letter to Shareholders dated 5 April 2005 in respect to the renewal of Shareholders' Mandate and wishes to add an additional sentence, as follow, immediately after the existing statement made under item 7, "Abstention from Voting":-

"In addition, each of Mr Yin Jianping and Mr Li Wei, has also undertaken to ensure that its associates will abstain from voting at the forthcoming AGM on the resolution relating to the proposed renewal of the Shareholders' Mandate for Interested Person Transactions."

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双威通讯 ChinaCast **ChinaCast Communication Holdings Limited**

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of ChinaCast Communication Holdings Limited will be held at Galleria 3, Level 3, Grand Copthorne Waterfront Hotel, 392 Havelock Road, Singapore 169663 on Thursday, 28 April 2005 at 10.00 a.m. to transact the following business:

As Ordinary Business

1. To receive and adopt the directors' report and financial statements for the financial year ended 31 December 2004 together with the auditors' report thereon. [Resolution 1]

2. To approve the proposed Directors' fees of S$103,500/- (31 December 2003: Nil) for the financial year ended 31 December 2004. [Resolution 2]

3. To re-elect the following Directors retiring pursuant to the Company's Bye-laws:-
   (a) Mr Li Wei (Retiring pursuant to Bye-law 104) [Resolution 3]
   (b) Mr Foo Meng Tong (Retiring pursuant to Bye-law 107) [Resolution 4]
   (c) Mr Chow Kok Kee (Retiring pursuant to Bye-law 107) [Resolution 5]
   (d) Mr Daniel Tseung Kar Keung (Retiring pursuant to Bye-law 107) [Resolution 6]

4. To re-appoint Messrs Deloitte & Touche as the Company's auditors and authorise the directors to fix their remuneration. [Resolution 7]

As Special Business

5. To consider and, if thought fit, pass the following ordinary resolution with or without any modifications:

   "THAT subject to the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the directors of the Company to issue shares ("Shares") in the capital of the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the directors of the Company may in their absolute discretion, deem fit, PROVIDED ALWAYS THAT *the aggregate number of Shares to be issued pursuant to this resolution does not exceed fifty per cent. (50%) of the* issued share capital of the Company at the time of the passing of this resolution, of which the aggregate number of Shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed twenty per cent. (20%) of the issued share capital of the Company at the time of the passing of this resolution, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law or by the Bye-laws of the Company to be held, whichever is the earlier." [Resolution 8]

   [See Explanatory Note (i)]

6. Authority to issue shares under the ChinaCast Post-IPO Employee Share Option Scheme

   "THAT approval be and is hereby given to the Directors to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the ChinaCast Post-IPO Employee Share Option Scheme (the "Post-IPO Scheme"), PROVIDED ALWAYS THAT the aggregate number of shares to be issued pursuant to the Post-IPO Scheme shall not exceed 15% of the issued share capital of the Company from time to time." [Resolution 9]

   [See Explanatory Note (ii)]

7. "THAT approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual of the SGX-ST, for the Company, its subsidiaries and associated companies (if any) that are entities at risk (as the term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions set out in the Company's Appendix dated 5 April 2005 (the "Appendix") with any party who is of the class of Interested Persons described in the Appendix provided that such transactions are made on normal commercial terms and *in accordance with the review procedures for such Interested Person Transactions as set out in the Appendix (the "Shareholders' Mandate").*

   That the Shareholders' Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the next Annual General Meeting of the Company; and

   That the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary in the interests of the Company to give effect to the Shareholders' Mandate and/or this Resolution." [Resolution 10]

   [See Explanatory Note (iii)]

8. To transact any other ordinary business of an Annual General Meeting of which due notice shall have been given.

By order of the board of directors
Antonio Sena
Company Secretary

5 April 2005

Notes:

1. With the exception of the Central Depository (Pte) Ltd. (the "Depository") who may appoint more than two proxies, a shareholder of the Company entitled to attend and vote at the above Meeting is entitled to appoint no more than two proxies to attend and vote on its behalf. A proxy need not be a shareholder of the Company.
2. Where a form of proxy appoints more than one (1) proxy (including the case where such appointment results from a nomination by the Depository), the proportion of the shareholding concerned to be represented by each proxy shall be specified in the form of proxy.
3. A corporation which is a shareholder of the Company may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its corporate representative at the Meeting.
4. To be valid, the instrument appointing a proxy or proxies together with the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, must be deposited at the office of the Company's Singapore Share Transfer Agent, **Lim Associates (Pte) Ltd, at 10 Collyer Quay #19-08, Ocean Building, Singapore 049315** not less than **48 hours** before the time appointed for holding the Meeting or at any adjournment thereof.

Notes to item no. 3:

(a) Mr Foo Meng Tong is an Independent Director of the Company and Chairman of the Audit and Remuneration Committees, as well as a member of the Nominating Committee. He will continue in the said capacities, upon re-election as a Director of the Company.

(b) Mr Chow Kok Kee is an Independent Director of the Company and Chairman of the Nominating Committee as well as a member of the Audit and Remuneration Committees. He will continue in the said capacities, upon re-election as a Director of the Company.

(c) Mr Daniel Tseung Kar Keung is a Non-Executive Director of the Company and a member of the Audit Committee. He will continue in the said capacities, upon re-election as a Director of the Company.

EXPLANATORY NOTES ON SPECIAL BUSINESS TO BE TRANSACTED:

(i) The ordinary resolution proposed in the Resolution 8 above, if passed, will empower the Directors of the Company from the date of the above Meeting until the next Annual General Meeting to issue shares in the Company up to an amount not exceeding in total 50% of the issued share capital of the Company for the time being for such purposes as they consider would be in the interests of the Company. This authority will, unless previously revoked or varied at a general meeting, expire at the next Annual General Meeting of the Company.

(ii) The ordinary resolution proposed in the Resolution 9, if passed, will empower the Directors of the Company, from the date of the above Meeting until the next Annual General Meeting, to issue shares up to an amount in aggregate not exceeding 15% of the issued share capital of the Company from time to time pursuant to the exercise of the options under the ChinaCast Post-IPO Employee Share Option Scheme.

(iii) The ordinary resolution proposed in the Resolution 10, if passed, will empower the Directors of the Company to enter into Interested Person Transactions approved by the Shareholders' Mandate. The Mandate shall be renewed and approved at every Annual General Meeting, if necessary, unless being revoked or varied at a general meeting.

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Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	09-Mar-2005 19:45:50
Announcement No.	00093

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NEWS RELEASE - CHINACAST DEEPENS COVERAGE OF PRC'S EDUCATION MARKET
Description	
Attachments:	ChinaCast-TsinghuaTongfang9Mar05.pdf Total size = **1968K** (2048K size limit recommended)

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NEWS RELEASE

CHINACAST DEEPENS COVERAGE OF PRC'S EDUCATION MARKET

- **Joint venture with Tsinghua Tongfang increases Group's share of the distance learning market**
- **Group will also acquire its first education license in the PRC**

Singapore, March 9, 2005 - ChinaCast Communication Holdings Limited ("ChinaCast" or "the Group"), PRC's leading satellite distance learning services group has signed a Memorandum of Understanding ("MOU") with Tsinghua Tongfang Co. Ltd. ("Tsinghua Tongfang"), a high-technology group listed on the Shanghai Stock Exchange, to set up a joint venture company ("JV company").

Under the terms of the MOU, ChinaCast will hold 50 percent of this JV company, to be named Tsinghua Tongfang Education Information Limited ("TH Education") through its wholly-owned foreign enterprise, ChinaCast Technology (Shanghai) Limited. The JV company will own 51 percent in Beijing Tongfang Chuangxin Technology Limited ("Chuangxin"), a provider of distance learning solutions in the PRC, and 100 percent in Beijing Tongfang Training School ("BT Training School").

Said Mr Ron Chan, CEO of ChinaCast, "This is a significant development for ChinaCast as the joint venture accelerates the Group's expansion in PRC's education sector. Chuangxin will boost ChinaCast's customer base by six additional universities as well as double the size of our network as Chuangxin presently covers 300 remote campuses throughout the PRC. With a combined network of 600 remote campuses, ChinaCast will become PRC's largest distance learning service provider in the university segment."

双 威 通 讯 控 股 有 限 公 司
ChinaCast Communication Holdings Limited
北京市朝阳区建国门外大街永安东里 8 号华彬国际大厦 15 层　　邮编：100022
15/F Ruoy Chai International Building, No.8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, P.R.China
Tel: 86-10-6566 7788　Fax: 86-10-8528 8366　http://www.chinacastcomm.com

Chuangxin will be managed by TH Education and the PRC's Ministry of Personnel. TH Education and the Ministry of Personnel will own 51 percent and 49 percent of Chuangxin respectively. Chuangxin provides distance learning services to seven universities in the PRC.

The Group will also take an interest in BT Training School through the joint venture. BT Training School has an education license in Beijing which provides ChinaCast with the leverage by acting as a training centre for ChinaCast's educational content in the future.

"It will be a first for ChinaCast to deliver our educational content to students through the traditional classroom method. This is a strategic move for us as BT Training School will be able to recruit students directly for the vocational training programmes that ChinaCast acquires or develops with various partners. In addition, the BT Training School will lay the groundwork for our longer term intention to participate in all three key segments of the education sector - content development, content delivery and operation of learning centres – to entrench our position in PRC's education sector," Mr Chan commented.

"The market for university distance learning in the PRC is poised for exciting growth as the student population for distance learning programmes is expected to continue on an uptrend. Given this upbeat industry trend, we believe we have made an opportune investment which strengthens the Group's foothold in the PRC to better capitalise on the growing opportunities there," Mr Chan added.

It is expected that a definitive agreement will be signed shortly and the JV company to be set up within 3 months. The joint venture is expected to have a positive impact on the Group's financial performance in the current financial year.

About ChinaCast

Established in 1999 and headquartered in Beijing, ChinaCast provides satellite-based broadband IT and telecom solutions to educational institutions, government

agencies, Fortune 500 enterprises and multinational companies throughout the PRC and is today PRC's leading satellite distance learning services group.

ChinaCast offers its Education and Training solutions to universities and primary and middle schools (K-12). These services include broadband satellite network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses.

ChinaCast's Enterprise Networking solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout the PRC. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.

Key strategic shareholders include Hughes Network Systems (USA), Intel Capital (USA), SuneVision (HK) and Technology Venture Holdings (HK). ChinaCast went public on the Singapore Exchange on May 14, 2004.

About Tsinghua Tongfang Co. Ltd.

Listed on the Shanghai Stock Exchange, Tsinghua Tongfang is a high technology group engaged in the businesses of software development, system integration, energy and environmental equipment services using its proprietary technologies. Tsinghua Tongfang is 50.4% owned by Tsinghua Holdings Co. Ltd. which is wholly-owned by Qinghua University – a widely recognised and prestigious university in the PRC.

About the Ministry of Personnel

The Ministry of Personnel of the PRC, a section under the State Council, is responsible for the administration and reorganisation of the public service throughout the PRC. Its key functions include the management of the public service and professional / technical personnel and to assist government units in their team

building. The Ministry provides the public service as well as professional and technical personnels a platform for planning, training and certification. Through this training platform, the Ministry also aims to develop young, enterprising executives for the private sector.

Notes to Editors

Proposed Structure of Joint Venture between Tsinghua Tongfang Co. Ltd. and ChinaCast Technology (Shanghai) Limited.


Tsinghua Tongfang Co. Ltd.
ChinaCast Technology (Shanghai) Limited
50%
50%
JV Tsinghua Tongfang Education Information Limited
Ministry of Personnel
100%
51%
49%
Beijing Tongfang Training School
Beijing Tongfang Chuangxin Technology Limited
(300 remote classrooms for seven universities in the PRC)

ISSUED ON BEHALF OF	:	ChinaCast Communication Holdings Limited
BY	:	Citigate Dewe Rogerson, i.MAGE Pte Ltd 1 Raffles Place #26-02 OUB Centre SINGAPORE 048616
CONTACT	:	Ms Dolores Phua / Ms Lisa Heng at telephone
DURING OFFICE HOURS	:	6534-5122 (Office)
AFTER OFFICE HOURS	:	9750-8237 / 9781-3924 (Handphone)
EMAIL	:	dolores.phua@citigatedrimage.com lisa.heng@citigatedrimage.com

041/05/003/CCH

March 9, 2005